Viceroy Exploration Ltd.	News Release #2004.18

TSX Venture Exchange: VYE
OTC Bulletin Board: VCRYF
520 – 700 West Pender Street, Vancouver, British Columbia, Canada, V6C 1G8
Tel 604. 669.4777 / Fax 604. 696.0212 www.viceroyexploration.com

News Release

Viceroy Exploration Appoints Richard Colterjohn to
Board of Directors

Vancouver, British Columbia, October 20th, 2004 - Viceroy Exploration Ltd. (the "Company") is pleased to announce that, subject to all necessary approvals, Mr. Richard Colterjohn, B.Comm., MBA, has been appointed to its Board of Directors.

Mr. Colterjohn has been a Managing Partner of Glencoban Capital Management Inc., a privately owned merchant bank, since 2003. He is a director of two other publicly-traded companies, Canico Resource Corp. and Cumberland Resources Ltd. Mr. Colterjohn was also appointed President & CEO of Centenario Copper Corporation, a private company, in 2004.

Until 2003, Mr. Colterjohn was an investment banker for 17 years, the last 10 (1992-2002) of which were as a Director with UBS Bunting Warburg Inc., where responsibilities included heading up Mining Sector Investment Banking activities in Canada.

The Company is extremely pleased to add Mr. Colterjohn to its Board. His extensive experience in mining finance and financial markets will be of great value to the Company as it advances through the various stages of ongoing project development.

About Viceroy Exploration Ltd.

Viceroy Exploration Ltd. is a well-financed company focused on the exploration and development of its 100%-owned Gualcamayo Gold Project, with over 1.5 million ounces of gold in resource, located in San Juan Province, Argentina.

The Company owns four additional properties, all located in favourable geology in Argentina. Las Flechas, a highly prospective gold target to the north, has been joint-ventured with Tenke Mining Corp. The three other properties will also be advanced through joint ventures.

For further information please contact:

Christine Black
Corporate Communications
604-669-4777

TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

Forward Looking Statement
Some of the statements in this news release contain forward-looking information, which involves inherent risk and uncertainty affecting the business of Viceroy Exploration Ltd. Actual results may differ materially from those currently anticipated in such statements.